United States securities and exchange commission logo





                             April 26, 2022

       Shelly M. Chadwick
       Chief Financial Officer
       Materion Corporation
       6070 Parkland Boulevard
       Mayfield Heights, Ohio 44124

                                                        Re: Materion
Corporation
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Response dated
April 7, 2022
                                                            File No. 001-15885

       Dear Ms. Chadwick:

              We have reviewed your April 7, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 21, 2022 letter.

       Form 10-K for the Year Ended December 31, 2021

       Financial Statements
       Notes to Consolidated Financial Statements
       Note H - Incomes Taxes, page 56

   1.                                                   We note your response
to comment 2. Since your investment and master supply
                                                        agreements appeared to
exist in fiscal 2020 and it appears the customer provided
                                                        prepayments in fiscal
2020, please clarify for us why there was not an associated deferred tax asset related to
these agreements in the prior year.
       Note S - Fair Value Information and Derivative Financial Instruments, page 73

   2. We note your response to comment 5. Please tell us whether the precious metal consignors have the
ability to unilaterally demand return of consigned inventory or
 Shelly M. Chadwick
Materion Corporation
April 26, 2022
Page 2
         terminate the consignment arrangements. In doing so, tell us the historical frequency of such returns and terminations and summarize the related contractual terms. For example, explain if you have the option to either return the precious metals or deliver cash and, if so, specify how cash payments are derived. Also explain if you have the practical ability to return the consigned precious metals, particularly those that would need to be extracted from work-in-process or finished goods inventory. A summary of your manufacturing and product sale life cycle for consigned inventory would be helpful for our understanding of these arrangements. For example, tell us the standard timeframe necessary to convert consigned raw materials into work-in-process and finished goods and the percentage range of consigned inventory held as raw material versus work-in-process and finished goods during the historical periods presented.
       You may contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 with any questions.



FirstName LastNameShelly M. Chadwick                          Sincerely,
Comapany NameMaterion Corporation
                                                              Division of
Corporation Finance
April 26, 2022 Page 2                                         Office of
Manufacturing
FirstName LastName